भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

शेअर आणि रो
मध्यवर्ती कार्याल
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

पन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

क्रमांक / No.: CO/S&B/VR/2004/ 3282

दिनांक / Date : 30.10.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT :REVIEWED WORKING RESULTS FOR HALF YEAR ENDED - 30TH SEPTEMBER, 2004

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/3263 dated the October 30, 2004 addressed to The Stock Exchange, Mumbai alongwith a copy of the reviewed working results for the half year ended 30th September, 2004 of the Bank.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

भारतीय स्टेट बैंक
State Bank of India

25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82.4524

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2004/3263

दिनांक / Date : 30.10.2004

Dear Sir,

LISTING AGREEMENT : REVIEWED WORKING RESULTS FOR HALF YEAR ENDED - 30TH SEPTEMBER, 2004

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed working results for the half year ended 30th September, 2004, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER 2004

(Rs.In crores)

	Particulars	Quarter ended		Half-year ended		Year ended
		30.09.2004 (Reviewed)	30.09.2003 (Reviewed)	30.09.2004 (Reviewed)	30.09.2003 (Reviewed)	31.03.2004 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	8084.84	7613.94	15751.42	15384.20	30460.48
	(a) Interest/discount on advances/bills	3146.38	2758.58	6133.60	5607.34	11267.17
	(b) Income on Investments	4164.08	3763.50	8154.01	7701.94	15715.51
	(c) Interest on balances with Reserve Bank of India and other interbank funds	445.99	894.88	959.53	1685.96	2499.39
	(d) Others	328.39	196.98	504.28	388.96	978.41
2	Other Income	1652.59	2655.07	3191.26	4408.00	7612.45
	(A) TOTAL INCOME (1+2)	9737.43	10269.01	18942.68	19792.20	38072.93
3	Interest Expended	4705.03	5198.91	9417.53	10284.49	19274.16
4	Operating Expenses (e) + (f)	2427.47	2209.19	4848.84	4119.87	9245.31
	(e) Payments to and provisions for employees	1657.42	1525.52	3367.85	2872.57	6447.69
	(f) Other Operating Expenses	770.05	683.67	1480.99	1247.30	2797.62
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7132.50	7408.10	14266.37	14404.36	28519.47
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2604.93	2860.91	4676.31	5387.84	9553.46
	(D) Provisions and Contingnecies (net of write-back)	757.39	1511.58	1066.05	2303.18	4628.10
	— of which provisions for Non-performing assets	298.44	1410.32	508.44	2260.32	3702.75
	(E) Provision for Taxes	765.65	360.59	1449.97	1195.56	1244.36
	(F) NET PROFIT (C - D - E)	1081.89	988.74	2140.29	1889.10	3681.00
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	19704.98	16677.08	19704.98	16677.08	19704.98
7	Analytical Ratios					
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	13.07%	14.03%	13.07%	14.03%	13.53%
	(iii) Earnings per Share	20.56 (not annualised)	18.79 (not annualised)	40.67 (not annualised)	35.90 (not annualised)	69.94
	(iv) (a) Amount of gross non-performing assets	12585.62	13135.71	12585.62	13135.71	12667.21
	(b) Amount of net non-performing assets	5154.86	3542.04	5154.86	3542.04	5441.73
	(c) % of gross NPAs	6.93%	8.89%	6.93%	8.89%	7.75%
	(d) % of net NPAs	2.96%	2.56%	2.96%	2.56%	3.48%
	(v) Return on Assets (Annualised)	0.97%	0.98%	1.01%	0.98%	0.94%
8	Shareholding pattern					
	a) Reserve Bank of India ..... No. of shares	314338700	314338700	314338700	314338700	314338700
	..... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
	b) Others ..... No. of shares	211960178	211960178	211960178	211960178	211960178
	..... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.In crores)

		Particulars	Quarter ended		Half-year ended		Year ended
			30.09.2004 (Reviewed)	30.09.2003 (Reviewed)	30.09.2004 (Reviewed)	30.09.2003 (Reviewed)	31.03.2004 (Audited)
1		Segment Revenue (income)					
	a	Banking Operations	8146.40	8164.00	15992.69	15901.43	31335.29
	b	Treasury Operations	5251.57	6332.60	9958.53	12058.54	21989.43
		Total	13397.97	14496.60	25951.22	27959.97	53324.72
		Less : Inter Segment Revenue	3715.25	4344.14	7392.32	8327.41	15413.10
		Net Income from Operations	9682.72	10152.46	18558.90	19632.56	37911.62
2		Segment Results (Profit before tax)					
	a	Banking Operations	1224.70	963.97	2353.96	1452.80	1835.71
	b	Treasury Operations	656.76	1367.75	1029.78	2659.81	3815.62
		Total	1881.46	2331.72	3383.74	4112.61	5651.33
		Less : Unallocated expenses (net of unallocated income)	33.92	982.39	-206.52	1027.95	725.97
		Operating Profit	1847.54	1349.33	3590.26	3084.66	4925.36
		Less : Income Tax	765.65	360.59	1449.97	1195.56	1244.36
		Net Profit	1081.89	988.74	2140.29	1889.10	3681.00
3		Segment Assets					
	a	Banking Operations	371366.06	346624.29	371366.06	346624.29	371366.06
	b	Treasury Operations	203745.14	192371.83	203745.14	192371.83	203745.14
	c	Unallocated	4067.04	18829.64	4067.04	18829.64	4067.04
		Less : Eliminations	171362.96	181949.26	171362.96	181949.26	171362.96
		Total	407815.28	375876.50	407815.28	375876.50	407815.28
4		Segment Liabilities					
	a	Banking Operations	353095.50	331062.18	353095.50	331062.18	353095.50
	b	Treasury Operations	201784.76	189356.13	201784.76	189356.13	201784.76
	c	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	167296.26	161744.86	167296.26	161744.86	167296.26
		Total	387584.00	358673.45	387584.00	358673.45	387584.00

(Segment Assets and Liabilities are as on 31st March of the previous year)

1. The working results for the half-year ended 30th September 2004 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, and other contingencies on an estimated basis.
2. Payments to and provisions for Employees for the half-year ended 30th September 2004 include an amount of Rs.177.26 crores being the Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01 amortised on pro-rata basis.
3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.
4. Provisions and contingencies include an adhoc provision of Rs.200.00 crores during the half-year (Rs 100.00 crores during the quarter) towards arrears of salary payable to the employees, pending settlement of wage revision under industry level negotiations.
5. In line with the guidelines prescribed by RBI and being followed by all other banks domestically, the basis of valuation of investments in AFS and HFT Categories has been changed with effect from 1st April, 2004 and is being consistently followed during the period ended 30th September 2004 also. Pursuant to such change, the investments are valued after netting-off classification-wise depreciation and appreciation, computed scrip-wise, and providing for net depreciation in each classification while ignoring net appreciation as against the earlier practice of providing depreciation scrip-wise while ignoring appreciation. Had the earlier practice been continued, provision as on 30th September, 2004 would have been higher by Rs. 4299.85 crores.
6. From 1st April, 2004, the loss on redemption of securities in the AFS Category has been recognised after adjusting the underlying specific provision held against these securities as against accounting of the same on gross basis in the Income from Investments in earlier period. However, there is no impact on the Net Profit for the Half year
7. Number of Investors Complaints received and disposed of during the quarter ended 30th September, 2004 : (i) Pending at the beginning of the quarter 43. (ii) Received during the quarter 1080. (iii) Disposed of during the quarter 1091. (iv) Lying unresolved at the end of the quarter 32.
8. The figures of Other Income in the corresponding previous quarter / half-year ended 30th September 2003 include Rs.1010.32 crores premium on sale of Government Securities in terms of Government of India Debt Buyback programme while, the current quarter / half-year Other Income does not include any such income.
9. The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 30th October 2004 and subjected to Review by Auditors.

Mumbai
Date : 30th October, 2004

ASHOK K. KINI
Managing Director & Group Executive
(National Banking)

C. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

A. K. PURWAR
Chairman

STATE BANK OF INDIA CORPORATE CENTRE MUMBAI